AMERICA INC.

2212 Queen Anne Avenue, North, Seattle, WA 98109

(866) 725-0541

July 6, 2012

Via EDGAR

John Reynolds, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Dear Sirs:

Re:	Vampt America, Inc. (formerly Coronado Corp.) (the “Company”)
Form 8-K
Filed May 11, 2012
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 7, 2012
File No. 000-53998

Thank you for your letter of June 6, 2012 with comments relating to our Form 8-K filed on May 11, 2012 and our Form 10-K for the fiscal year ended December 31, 2011 filed on March 7, 2012.

We provide our responses to your comments below and attach a copy of our draft amended Form 8-K/A showing the changes made to the original Form 8-K. We intend to file the Form 8-K/A on EDGAR once all comments have been cleared by SEC staff.

Form 8-K

Acquisition of Vampt, page 2

1.	The first paragraph discloses that the acquisition occurred “by converting all issued and outstanding common stock in the capital of Vampt and common share purchase warrants into the equivalent securities in Coronado….” Please explain this disclosure as Coronado owns 60.4% of Vampt’s securities following the merger.

We respectfully advise SEC staff that the statement presented on page 2 of the Form 20-F is inaccurate and was an oversight. We have revised the paragraph on page 2 of the Form 8-K/A to read as follows:

“by converting 60.4% of the issued and outstanding common stock in the capital of Vampt and common share purchase warrants into the equivalent securities in Coronado…”

2.	Please expand to disclose the principal terms of the acquisition relating to the pre-existing Coronado shareholders and control persons. Please disclose the impact on the securities owned by these parties, if any, and disclose and quantify any consideration to these parties.

We respectfully submit that the indirect consideration to the shareholders of Coronado is that Coronado now has an operating business; furthermore, no consideration flowed directly from the Merger to the shareholders of Coronado. We also advise SEC staff that the statement presented on page 2 of the Form 20-F is inaccurate and was an oversight. We have revised the paragraph on page 3 of the Form 8-K/A to read as follows:

“Shareholders of Coronado own 27% of the company following completion of the Merger. Prior to completing the Merger, Donald Sharpe, formerly the sole executive officer and director of Coronado, was also its sole control person, holding 1,150,000 Coronado common shares representing 21% of Coronado’s issued and outstanding share capital. Mr. Sharpe’s shareholdings represent less than 5% of the issued and outstanding share capital post-Merger.”

3.	Please tell us supplementally how you propose to conduct the offering of Coronado securities for the Vampt securities that remain outstanding under the federal securities laws.

The company’s shareholder base post-merger primarily resides in British Columbia and Alberta. As such, the company is planning to conduct the offering by way of a prospectus exempt offering, under the offering memorandum exemption, to potential investors in Alberta and British Columbia, Canada. The exempt offering would be an “offshore transaction” under Rule 902(h) of Regulation S. No directed selling efforts would be made in the United States in connection with the sale of these securities and investors would not be U.S. persons (as defined in Regulation S).

Hold Period and Pooling Agreement, page 4

4.	Please explain the Pooling Agreement provision relating to “a consolidation of the common shares in the capital of Coronado….”

The Pooling Agreement provision is intended to prevent shareholders of Vampt who receive shares in Coronado pursuant to the Merger to vote in favor of a share consolidation of Coronado’s common stock prior to April 1, 2014, except in very limited circumstances. The disclosure has been enhanced and further clarified in the Form 8-K/A on page 4 as follows:

“As a condition of closing the Merger, former shareholders of Vampt who received Coronado Shares upon closing of the Merger entered into a voluntary pooling agreement (the “Pooling Agreement”) dated as of the Closing Date, May 7, 2012, that will pool and release each holder’s shares in 25% increments, with the first release occurring 90 days after expiry of the Hold Period and subsequent releases occurring every 90 days thereafter. Former shareholders of Vampt also agreed pursuant to the Pooling Agreement not to vote their shares in favour of effecting a consolidation of the common shares in the capital of Coronado prior to April 1, 2014, except in the event that such a consolidation is proposed and put to a vote by shareholders prior to such date and the consolidation is in respect of a failure of our business, our inability to secure financing or a global financial crisis. See the Letter Agreement and Form of Pooling Agreement, a copy of which is filed as an exhibit to this Report.”

Item 2.01 Completion of Acquisition or Disposition of Assets

Description of Business, page 5

5.	Please revise to disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K. We note the related risk factor on page 11.

We respectfully submit that we have added a section entitled “Governmental Regulations” on page 7 of the Form 8-K/A in response this comment.

Our Corporate History and Background, page 5

6.	Please expand “Vampt” to disclose the relationship between Vampt and Vampt Canada commencing with Vampt’s incorporation. For example, please describe any common principal shareholders and control persons.

We respectfully submit that we have revised the disclosure on page 5 of the Form 8-K/A in response this comment as follows:

“Vampt was incorporated under the laws of Nevada on January 13, 2011 as a subsidiary of Vampt Beverage Corp. (“Vampt Canada”), a company incorporated under the federal laws of Canada. Vampt was extra-provincially registered in British Columbia, Canada on March 15, 2012 as it conducts business in Canada. Through a series of capitalizations completed in 2011, Vampt Canada’s ownership interest in Vampt was reduced to that of minority shareholder and Vampt is no longer a subsidiary of Vampt Canada. This has allowed Vampt to focus on its operations in the United States, and to pursue financing opportunities by completing the Merger with Coronado and having its securities quoted on the OTCQB.

Vampt and Vampt Canada have the following senior management in common: Ian Toews, Richard Ikebuchi and Darren Battersby. The companies also have a similar shareholder base as shareholders of Vampt Canada participated in a rights offering in Vampt as part of Vampt’s initial seed capital financing. Ian Toews is a common control person and director of both Vampt and Vampt Canada.”

Sources and Availability of Raw Materials and Production, page 9

7.	Please disclose the principal terms of the agreement with Associated Brewery and file the agreement as an exhibit to the Form 8-K.

We intend to file the agreement with the Form 8-K/A; however, we respectfully submit that we are requesting a redaction of certain portions of this agreement under separate cover to be filed with the SEC by courier in accordance with the requirements set out in Rule 24b-2 to the Exchange Act of 1934.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

8.	The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. Therefore, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003). This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

The MD&A section has been revised accordingly in the Form 8-K/A.

Liquidity and Capital Resources, page 17

9.	Please expand your disclosure to include a description of your internal and external sources of liquidity and a statement that, in your opinion, the working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 303(a)(1) of Regulation S-K and Instruction 2 to Item 303(a) of Regulation S-K.

We have added the required disclosure on pages 10 and 11 of the Form 8-K/A.

10.	Please expand to disclose the principal terms of the stock subscriptions.

We have included the following disclosure on page 11 of the Form 8-K/A:

“Subscribed for but Unissued Common Stock (Proceeds of $272,398) – As at December 31, 2011, Vampt had received subscriptions to purchase a total of 17,317,746 common shares at prices ranging from $0.0001 to $0.75 per share for total subscriptions amounting to $272,398. The Company has one year to accept the subscriptions and issue the shares or to return the funds. The funds may be used for general business purposes upon receipt. No interest will accrue on any subscription funds received, regardless of whether the subscription is accepted or rejected within the one year period.”

11.	Please file as exhibits all your material loan and/or credit agreements, such as those disclosed beginning on page 6.

We have added all material loan and credit agreements as exhibits to the Form 8-K/A.

Security Ownership of Certain Beneficial Owners and Management, page 20

12.	Please tell us why Kalamalka Partners and the natural persons who are deemed beneficial owners of the securities which it holds are not listed as beneficial owners on this table. If appropriate, please revise “Certain Relationships and Related Transactions” to address transactions with Kalamalka.

To date, no securities held by Kalamalka Partners or any natural persons who are deemed beneficial owners of the securities which is holds are control persons as required by this section and therefore no disclosure has been made. Furthermore, Kalamalka Partners itself has not yet converted any of its security holdings in Vampt into securities of the Company.

13.	According to the paragraph at the top of page six, 750,000 shares were issued to Vampt Canada. Under the Barter and Marketing Service Agreement, 1 million shares were issued to VamptX. Please tell us how these shares are presented on this table.

VamptX Corp.’s holdings of 750,000 Coronado common shares (after converting 1,000,000 common shares in Vampt) are presented in the table on page 20 of the Form 8-K and also on page 14 of the Form 8-K/A. The shareholdings of Vampt Canada have been added to the table on page 14 of the Form 8-K/A.

Directors and Executive Officers, page 21

14.	Please provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that the individual(s) should serve as a director in light of the registrant’s business and structure.

The disclosure has been updated on pages 15 to 16 of the Form 8-K/A to include the requested information.

15.	Please revise to disclose the amount of time each executive officer devotes to your business if less than full-time. Please provide the details of any formal agreements under which the executive officers allocate their time to your business.

The disclosure has been updated on pages 15 to 16 of the Form 8-K/A to include the requested information.

Certain Relationships and Related Transactions, and Director Independence, page 25

Related Party Transactions of Vampt, page 25

16.	Please revise to disclose the transactions described under “Net cash flow from financing activities” on page 17, as applicable. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each debt transaction, as applicable.

The disclosure has been updated on pages 20 to 21 of the Form 8-K/A to include the requested information.

17.	Please revise to provide all of the disclosure required by Item 404. For example, please disclose the Barter and Marketing Services Agreement with VamptX.

The disclosure has been updated on pages 20 to 21 of the Form 8-K/A to include the requested information.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 29

18.	Please note that in a reverse recapitalization, a change in accountants is presumed to have occurred unless the same accountant audited the pre-merger financial statements of both the shell company and the operating company. The auditor that will no longer be associated with the continuing entity is presumed to be the predecessor auditor. Please revise the Form 8-K to provide all of the disclosures required by Item 304 of Regulation S-K.

The disclosure has been updated to include Item 4.01 on page 27 of the Form 8-K/A.

Item 3.02 Unregistered Sales of Equity Securities, page 29

19.	Please revise to disclose the facts relied upon to make the exemption available for your issuance of the shares of common stock described in the second bulleted paragraph, as required by Item 701(d) of Regulation S-K. You reference exemptions under Regulation D and Regulation S, but do not provide sufficient facts to support your reliance upon this exemption.

The disclosure has been revised on pages 25 to 26 of the Form 8-K/A to include the requested information, with the exception of the December 16, 2011 issuance of securities by Coronado described in the Form 8-K/A on page 25, which the Company is gathering information on in order to provide a complete response to this comment.

20.	Please provide Regulation S-K Item 701 disclosure for the May 7, 2012 issuance of securities.

The disclosure has been revised on pages 25 to 26 of the Form 8-K/A to include the requested information.

21.	Please expand this section to address all Coronado securities issuances, including, for example, the issuance of 1,285,519 shares. See page 4.

The Company is gathering additional details in order to fully respond to this comment.

22.	Please expand this section to address securities issuances by Vampt.

The disclosure has been revised on pages 25 to 26 of the Form 8-K/A to include the requested information.

Item 5.01

23.	Please reconcile the percentage of common stock owned by Inventur Holdings Corp. with the amount indicated on page 20.

The disclosure provided under Item 5.01 has been revised on page 27 of the Form 8-K/A as follows:

“Following closing of the Merger, Inventur Holdings Corp. owns an aggregate of 3,375,000 shares or 19.5% of our common stock. Inventur Holdings Corp. is a company over which Ian Toews exercises voting control.”

Exhibits

24.	Please revise to list the certificate of incorporation and bylaws in the exhibit index and file these documents as exhibits or incorporate them by reference. See Item 15(b) of Form 10 and Item 601(b)(3) of Regulation S-K.

The articles of incorporation, bylaws and certificate of amendment filed June 25, 2012 have been added as exhibits 3.3, 3.4 and 3.5 in the exhibit index to the Form 8-K/A. We will refile the articles of incorporation and the certificate of amendment with the Form 8-K/A per comment 34 of your comment letter dated June 6, 2012.

25.	Please refile Exhibit 2.1, the merger agreement, including all attachments, schedules or exhibits.

Exhibit 2.1 as been refiled in accordance with this comment.

26.	Exhibit 3.2 is filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibit properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 3.2 has been refiled in accordance with this comment.

27.	Please clarify the nature and purpose of Exhibits 32-1, 32-2 and 32-3 that appear in your EDGAR file. They are not identified in the Exhibit list on page 31. Please file these exhibits in an acceptable electronic format, if appropriate.

These exhibits were attached inadvertently during the edgarization process and have been removed from the Form 8-K/A filing.

28.	Please refile your exhibits in executed form.

All exhibits have been added in executed form as exhibits to the Form 8-K/A and will be refiled in accordance with this request.

Exhibit 99.1 Consolidated Financial Statements of Vampt Beverage USA, Corp as of and for the Fiscal Years Ended December 31, 2011

29.	We note that Vampt was a subsidiary of Vampt Canada. Please note that the financial statements of a subsidiary should include all costs of doing business including those costs incurred by the parent company on the subsidiary’s behalf. Please confirm to us that the financial statements comply with the guidance of SAB Topic 1.B.1 and provide all applicable disclosures in the notes.

The Company confirms that the financial statement of Vampt include all of the costs of doing business in the United States and do include the costs incurred by the parent that were associated with the subsidiary. In discussions with the auditors KPMG, the Company further confirms that the statements comply with the guidance of SAB Topic 1.B.1 and that the notes contain all required disclosure.

30.	We note you have only presented financial statements beginning from the date of incorporation of Vampt. If the parent company operated the business that is now conducted by Vampt as another subsidiary, division or other business component, please provide the financial statements for that subsidiary, division or other business component for the necessary periods prior to January 13, 2011. If you believe no additional financial statements are required, please explain to us the basis for your conclusion.

Vampt was incorporated prior to business in the United States being initiated. There were no costs associated with the U.S. market prior to this date and there were no other business components, divisions or subsidiaries associated with Vampt Canada that operated in the U.S. prior to this date.

31.	Please update the financial statements pursuant to Rule 8-08 of Regulation S-X to provide interim financial statements of Vampt as of and for the interim period ended March 31, 2012.

Interim financial statements for the quarter ended March 31, 2012 have been drafted and will be reviewed by the auditors prior to filing. We anticipate filing by the end of the third week of July 2012.

32.	Please provide pro forma financial statements to give effect to the share exchange between Vampt Beverage USA, Corp. and the shell company to comply with Rule 8-05 of Regulation S-X. We note that the merger is significant to the shell company.

The transaction disclosed in the Form 8-K filed on May 11, 2012 was accounted for as a reverse acquisition. As provided in the Q&A Memo regarding reverse acquisitions prepared by the Division of Corporation Finance, “On the other hand, when a public shell with no operations and nominal net assets acquires an operating company with products and operations, the transaction would be accounted for as a recapitalization. In both these instances, the SEC staff has contended that APB No. 16 does not apply and pro forma financial information is not presented since the combination is not a business combination.” For this reason, we believe that pro forma financial statements are not required.

Form 10-K for the Fiscal Year Ended December 31, 2011

Signatures

33.	We note that you did not identify a chief accounting officer or controller on the signature page. Please confirm you will include the signature of your chief accounting officer or controller in future Form 10-Ks. See General Instruction D.(2)(a) of Form 10-K.

The Company confirms that we will include the signature of our Chief Financial Officer, Chief Accounting Officer or Controller in future Form 10-K filings in accordance with the form requirements.

Exhibits

34.	Exhibits 3.1 and 3.3 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please confirm that you will file these exhibits in the proper format with your next periodic report. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

We have refiled exhibits 3.1 and 3.3 filed with our Form 10-K for the year ended December 31, 2011 in the proper format with the Form 8-K/A filing. Please advise if we are required to refile with our next period report filing, being on our Form 10-Q for our quarter ended June 30, 2012.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing will satisfy all of your concerns relating to our Form 8-K and Form 10-K.

Yours truly,

VAMPT AMERICA, INC.

Per:	/s/ Ian Toews

Ian Toews
Chief Executive Officer